September 28, 2006

Mail Stop 4561

Vikram Talwar
Chief Executive Officer
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

> **Re:** **ExlService Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 18, 2006**
> **Registration No. 333-121001**

Dear Mr. Talwar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 21

1. We refer to your response to prior comment 8. Please provide us with additional information relating to the frequency of your requests for waivers from the non-competition restrictions and the frequency of obtaining waivers from Norwich Union and American Express.

Our agreements with our largest client give it the option to assume…, page 13

2.   Please expand the risk factor to disclose the portion of historical revenues, not just pro forma revenues, generated by the facility of which Norwich Union has announced it will assume control.

We may be required to pay additional taxes in connection with audits…, page 21

3.   We note the assessments by the Indian tax authorities with respect to transfer pricing and having an establishment in India. Please tell us and disclose whether the probability of loss is probable, reasonably possible or remote. Also, tell us the amount of loss that has been accrued, if any or paid for each contingency. For reference see paragraphs 8 and 33 through 37 of SFAS 5. In addition, please revise to include disclosure of related expected material cash outlays in MD&A.

4.   Notwithstanding the above comment, please tell us what consideration you gave to including this as a subsequent event in the notes to the financial statements. Also, please tell us and disclose whether the conclusions reached by the taxing authority have impacted your income tax expense recognized in periods subsequent to the period audited.

Unaudited Pro Forma Consolidated Balance Sheet Data, page 37

5.   Please revise your presentation to include a condensed balance sheet including subtotals and totals as opposed to summarized data. In addition, please reference the explanation for the adjustment to Other Current Liabilities and provide the reference on the face of the Pro Forma Balance Sheet to the adjustment for Deferred Tax Assets.

Recent Accounting Pronouncements, page 58

6.   Related to the adoption of FIN 48, please tell us and disclose how accounting for the positions that have resulting in the assessments on page 79 would be impacted by the adoption of the Interpretation.

Form of Legality Opinion

7.   Please provide us with a revised legality opinion that is not limited to only Delaware statutory law. The draft opinion is "limited to the General Corporation Law of the State of Delaware" and "is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect." The draft opinion should be revised to include applicable judicial and regulatory determinations.

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As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie Webster at (202) 551-3446 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Valerie DeMont, Esq. (*via facsimile)*